Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cardinal Financial Corporation

We consent to the incorporation by reference in the registration statement 333-106694 on Form S-8 of Cardinal Financial Corporation of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Cardinal Financial Corporation NADART 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules (modified cash basis) as of and for the year ended December 31, 2008 of Assets (Held at End of Year) (Schedule I),Reportable Transactions (Schedule II) and Delinquent Participant Contributions (Schedule III) which report appears in the December 31, 2008 annual report on Form 11-K of the Cardinal Financial Corp. NADART 401(k) Plan.

/s/ KPMG LLP

McLean, Virginia

June 29, 2009